[Reference Translation]

March 4, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Yasushi Kyoda, General Manager,

Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning Absorption-type Merger (Simplified/Short-form Merger) with Toyota Motor

Sales & Marketing Corporation, a Wholly-owned Subsidiary of

Toyota Motor Corporation, and Company Split (Simplified Absorption-type Company Split) of

Toyota Marketing Japan Corporation, an Indirect Wholly-owned Subsidiary of

Toyota Motor Corporation

We hereby inform you that Toyota Motor Corporation (“TMC”) and Toyota Motor Sales & Marketing Corporation (“TMSM”), a consolidated subsidiary of TMC, resolved at their respective meetings of the board of directors held on March 4, 2015 to conduct an absorption-type merger (simplified/short-form merger (kan-i gappei/ryakushiki gappei)) through which TMSM will merge with and into TMC, effective July 1, 2015. We also hereby inform you that TMC and Toyota Marketing Japan Corporation (“TMJ”), a wholly-owned subsidiary of TMSM and a consolidated subsidiary of TMC, resolved at their respective meetings of the board of directors held on March 4, 2015 to conduct a company split (simplified absorption-type company split (kan-i kyushu bunkatsu)) through which TMC will assume TMJ’s motor sports business, effective July 1, 2015, as follows.

Because the merger is a simplified absorption-type merger in which the target company is a wholly-owned subsidiary of TMC, and because the company split is a simplified absorption-type company split through which TMC will assume certain operations of a wholly-owned subsidiary, the disclosure of certain information has been omitted.

1.	Purpose of the Merger and the Company Split

TMC established TMSM in December 2009. Amid a changing environment surrounding TMC, TMC decided to implement the merger in order to further apply the achievements it has accumulated to date, including advancements in expertise and agility, towards sustainable growth. Going forward, TMC aims to further enhance the marketing initiatives it undertakes with local dealers by combining TMSM’s brand strategy functions with TMC’s mid to long-term corporate strategy. In addition, TMC decided to implement the company split in order to build “ever-better cars” and “expand the fan base of car enthusiasts” by consolidating the motor sports activities that had been promoted by each of TMC, TMSM and TMJ in their respective fields within TMC to conduct integrated strategy, marketing and technology development activities.

2.	Summary of the Merger

(1)	Schedule of the Merger

Meetings of the board of directors of TMC and TMSM to resolve the merger	March 4, 2015

Execution of the merger agreement	Mid to late-March 2015 (scheduled)

Scheduled date of the merger (effective date)	July 1, 2015 (scheduled)

(Note) Because the merger qualifies as a simplified merger as defined in Article 796, Paragraph 3 of the Companies Act of Japan for TMC, and as a short-form merger as defined in Article 784, Paragraph 1 of the Companies Act of Japan for TMSM, TMC and TMSM will implement the merger without obtaining approval for the merger agreement at their respective ordinary general shareholders’ meetings.

(2)	Form of the Merger

Absorption-type merger through which TMSM, the absorbed company, will merge with and into TMC, the surviving company.

(3)	Allocation of Shares in the Merger

Not applicable

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Absorbed Company

TMSM has not issued any stock acquisition rights or bonds with stock acquisition rights.

3.	Summary of the Company Split

(1)	Schedule of the Company Split

Meetings of the board of directors of TMC and TMJ to resolve the company split	March 4, 2015

Execution of the company split agreement	Mid to late-March 2015 (scheduled)

Scheduled date of the company split (effective date)	July 1, 2015 (scheduled)

(Note) Because the company split qualifies as a simplified absorption-type company split as defined in Article 796, Paragraph 3 of the Companies Act of Japan, TMC will implement the company split without obtaining approval for the company split agreement (the “Company Split Agreement”) at its ordinary general shareholders’ meeting.

(2)	Form of the Company Split

Simplified absorption-type company split through which TMJ, the splitting company, will transfer its motor sports business to TMC, the successor company.

(3)	Allocation of Shares in the Company Split

Not applicable

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights

TMJ has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5)	Increase or Decrease of Capital through the Company Split

The company split will not result in any change in the capital of TMC.

(6)	Rights and Obligations to be Assumed by the Successor Company

TMC will assume TMJ’s assets and liabilities relating to the motor sports business as of the effective date, and the rights and obligations relating thereto, as set forth in the Company Split Agreement.

(7)	Anticipated Performance of Obligations

TMC believes that there will be no issues with respect to the anticipated performance of obligations to be assumed by TMC following the effective date of the company split.

4.	Outline of Parties to the Merger and the Company Split

(as of December 31, 2014)

(1) Trade Name	Toyota Motor Corporation (surviving company, successor company)	Toyota Motor Sales & Marketing Corporation (absorbed company)	Toyota Marketing Japan Corporation (splitting company)

(2) Address of Head Office	1 Toyota-cho, Toyota City, Aichi Prefecture	1-4-18 Koraku, Bunkyo-ku, Tokyo	1-4-18 Koraku, Bunkyo-ku, Tokyo

(3) Name and Title of Representative	Akio Toyoda, President	Masanao Tomozoe, President	Masamoto Maekawa, President

(4) Description of Business	Motor vehicle production and sales	• Global marketing development and support of overseas distributors • Implementation of new marketing practices • Synergy strategies and support of subsidiaries	• Planning and production of domestic advertisements and sales promotion initiatives • Domestic market and user research activities

(5) Capital	397,049 million yen	100 million yen	100 million yen

(6) Establishment	August 27, 1937		December 1, 2009		October 1, 2009

(7) Number of Shares Issued	3,417,997,492 shares		2,000 shares		2,000 shares

(8) Fiscal Year-End	March 31		March 31		March 31

(9) Major Shareholders and Percentage of Shareholding (as of September 30, 2014)	Japan Trustee Services Bank, Ltd.	9.99%	Toyota Motor Corporation	100%	Toyota Motor Sales & Marketing Corporation	100%
	Toyota Industries Corporation	6.57%
	The Master Trust Bank of Japan, Ltd.	5.29%
	State Street Bank and Trust Company	3.73%
(Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Division)
	Nippon Life Insurance Company	3.39%

(10) Financial Condition and Results of Operations for the Most Recent Fiscal Year (Fiscal year ended March 31, 2014)	Toyota Motor Corporation (Consolidated, U.S. GAAP)		Toyota Motor Sales & Marketing Corporation (Unconsolidated, Japan GAAP)		Toyota Marketing Japan Corporation (Unconsolidated, Japan GAAP)

Net assets	15,218,987 million yen		11,327 million yen		514 million yen

Total assets	41,437,473 million yen		20,007 million yen		21,620 million yen

Net assets per share	4,564.74 yen		5,663,734.89 yen		257,122.92 yen

Net revenues	25,691,911 million yen		19,037 million yen		60,047 million yen

Operating income	2,292,112 million yen		259 million yen		291 million yen

Ordinary income	—		1,181 million yen		293 million yen

Net income	1,823,119 million yen		1,054 million yen		137 million yen

Net income per share	575.30 yen		527,150.24 yen		68,714.40 yen

(Note 1) TMC holds 272,420,013 shares (7.97%) of its common stock as of December 31, 2014.

(Note 2) TMC prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Because there is no line item for “Net assets per share” under U.S. GAAP, the above figure represents “Shareholders’ equity per share”.

(Note 3) TMC prepares its consolidated financial statements in accordance with U.S. GAAP. Because there is no line item for “Ordinary income” under U.S. GAAP, such information has been omitted from the above table.

5.	Outline of Business to be Assumed

(1)	Description of Business to be Assumed

Planning and management of GAZOO Racing activities, planning of races/rallies and design of sports vehicles, etc.

(2)	Results of Operations of Business to be Assumed

To be announced, as details have not been determined at this time.

(3)	Items and Value of Assets and Liabilities to be Assumed

To be announced, as details have not been determined at this time.

6.	Status of TMC following the Merger and the Company Split

The merger and the company split will not result in any changes in the trade name, address, name and title of representative, business activities, capital or fiscal period of TMC.

7.	Outlook

The merger and the company split will not have any material impact on TMC’s consolidated or unconsolidated results of operations.

(Reference)	Forecast of Consolidated Results of Operations for Fiscal 2015 (as announced on February 4, 2015) and Consolidated Results of Operations for Fiscal 2014

			(millions of yen)
	Net revenues (consolidated)	Operating income (consolidated)	Ordinary income (consolidated)	Net income attributable to Toyota Motor Corporation (consolidated)
Forecasts for Fiscal 2015 (fiscal year ending March 31, 2015)	27,000,000	2,700,000	—	2,130,000
Results of Operations for Fiscal 2014 (fiscal year ended March 31, 2014)	25,691,911	2,292,112	—	1,823,119

(Note)	TMC prepares its consolidated financial statements in accordance with U.S. GAAP. Because there is no line item for “Ordinary income” under U.S. GAAP, such information has been omitted from the above table.